Contact

www.linkedin.com/in/erik-forman
(LinkedIn)

Top Skills

Labor Organizing
Program Development
Program Management

Languages

English (Native or Bilingual)
German (Full Professional)
Chinese (Mandarin) (Limited
Working)
French (Professional Working)
Spanish (Professional Working)

Publications

The Municipalist Moment

Erik Forman

Building worker-owned companies that change the world.
Bronx, New York, United States

Summary

Big picture thinking, detail-oriented execution on projects large and
small. PhD research on labor, digital transformation, and the next
system.

———

Experience

The Drivers Cooperative
Co-Founder
December 2020 - Present (3 years)

People's Choice Communications
Co-Founder
August 2020 - Present (3 years 4 months)
Bronx, New York, United States

Action Research Collaborative
Collaborator
May 2018 - Present (5 years 7 months)

State University of New York Empire State College
Lecturer- Harry Van Arsdale Jr. Center for Labor Studies
2016 - Present (7 years)
New York, NY

Teaching "The Political Economy of New York City" and "College Writing
and Research", leading Participatory Action Research inquiries into social
problems and strategies for change with apprentices in IBEW Local #3,
Plumbers Local #1, and other unions.

Independent Drivers Guild
Education Director
June 2017 - December 2020 (3 years 7 months)

• Custom-built an internationally-recognized labor education program
employing critical pedagogy that serves over 5,000 for-hire vehicle drivers per
year.

• Developed a first-of-its kind Driver Wellness Program that deploys social work and psychotherapy techniques to provide an immediate lifeline for drivers and address the distal cause of the the suicide crisis in the for-hire vehicle industry, providing crucial support to over 3,000 drivers in the COVID-19 crisis.
• Created an award-winning "New Economy Initiative" that advances multiple strategies for worker ownership in the platform economy including strategic partnerships, conversions, startups, mutual aid, purchasing cooperatives, impact investment, government regulation, and other mechanisms.

CUNY Bronx Community College
Instructor
2016 - 2017 (1 year)
Bronx, NY

NYC Department of Education
ESL and Social Studies Teacher
September 2014 - August 2016 (2 years)

Industrial Workers of the World (IWW) Organizing Department
Chair, Trainer, Organizer, various positions
November 2006 - December 2015 (9 years 2 months)

Led groundbreaking unionization efforts in the US fast food industry at national chains. Developed curriculum and trained over 1,000 workers as union organizers across North America, Europe, Australia, and East Asia. Built union branches in Hong Kong and Taiwan. Chartered the first-ever union-backed prisoners union support organization in the US, contributing to a strike of over 30,000 prisoners in 2016.

Sun Yat-sen University
Instructor
September 2013 - June 2014 (10 months)

Georgetown University
Practitioner Fellow- Kalmanovitz Initiative for Labor and the Working Poor
2012 - 2013 (1 year)

Starbucks
Barista
June 2006 - May 2012 (6 years)
Mall of America

Helped deliver value to shareholders by making very large numbers of Frappuccinos and other beverages very quickly. Also organized a groundbreaking nationally-scaled unionization campaign.

Jimmy John's
Delivery Driver
September 2009 - March 2011 (1 year 7 months)
Minneapolis, Minnesota, United States

Tried to unionize it. Got fired for trying to unionize it.

_____

Education

The Graduate Center, City University of New York
Doctor of Philosophy - PhD, Cultural Anthropology · (2018 - 2023)

New York University School of Professional Studies
Certificate in Development and Land Use · (2020 - 2021)

City University of New York-Hunter College
Master of Arts - MA, Education · (2014 - 2016)

Harvard Kennedy School
Certificate, Leadership, Organizing, Action: Leading Change · (2014)

Cornell University ILR School
Strategic Corporate Research · (2013)